UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

CellStar Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

150925105

(CUSIP Number)

Alan J. Perkins, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999 3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150925105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan H. Goldfield

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,720,214

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,720,214

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,214

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Not amended.

Item 2.	Identity and Background
The second and third sentences of Item 2 are hereby amended to read as follows:
The address of Mr. Goldfield is 1851 Turbeville Road, Denton, Texas 76205. Mr. Goldfield is retired.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following disclosure:

On February 22, 2002, the Company effected a one-for-five reverse Common Stock split.  As a result, Mr. Goldfield’s beneficial ownership has correspondingly decreased, and the exercise prices of Mr. Goldfield’s stock options have correspondingly increased.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following disclosure:
Mr. Goldfield has recently had discussions with Stanford Financial Group Company (“Stanford”) about a possible investment by Stanford in the Company.

By letter dated May 16, 2005, from Stanford to the Company’s Board of Directors (the “Board”), Stanford proposed to purchase from the Company (i) convertible debentures issued by the Company in the original principal amount of $25,000,000 (the “Debentures”) and (ii) shares of the Company’s Series A Preferred Stock, par value $0.01 per share (“Preferred Stock”), for a purchase price of $1,000 (the “Stanford Proposal”).  In connection with the Company’s issuance of the Debentures, Stanford proposed that the Company would also grant to Stanford warrants to purchase 3,000,000 shares of Common Stock (the “Warrants”) at an exercise price of $0.001 per share, exercisable by Stanford at any time within five years of the issuance of the Debentures.  Under the terms of the Stanford Proposal, Mr. Goldfield would guarantee the Company’s obligations under the Debentures with recourse only to certain natural gas-producing properties directly or indirectly owned or controlled by Mr. Goldfield (the “Goldfield Properties”), and the Goldfield Properties would be required to have proven reserves valued at not less than 200% of the original principal amount of the Debentures.  Although not stated in the Stanford Proposal, Mr. Goldfield believes that if the transactions contemplated by the Stanford Proposal were consummated, he would be elected Chief Executive Officer of the Company.

The Stanford Proposal stated that the interest rate under the Debentures would be 8% per annum, payable semi-annually in arrears, and the Debentures could be converted into shares of Common Stock at any time at Stanford’s sole option at a per share conversion price of $4.00.  The Stanford Proposal provided that Stanford would pay to the Company 20% of the purchase price for the Debentures, or $5,000,000, at the closing of the purchase and the remaining 80%, or $20,000,000, in four equal installments on the 30th, 60th, 90th and 120th days after the closing.  Under the Stanford Proposal, the Debentures would be subordinate to all indebtedness under the Company’s existing credit facility and outstanding 12% Senior Subordinated Notes.

The Preferred Stock to be issued to Stanford under the Stanford Proposal would entitle Stanford to receive 8% cumulative dividends per annum and to elect a majority of the members of the Board.   The Stanford Proposal stated that the Preferred Stock would not be redeemable by Stanford unless the per share trading price of the Common Stock exceeded $12.00 for 30 consecutive trading days.

In addition to other typical closing conditions, the Stanford Proposal was contingent upon (i) the reduction of all severance obligations of the Company’s current officers to levels acceptable to Stanford, (ii) Stanford’s approval of the Company’s proposed uses of the proceeds received from the Debentures, (iii) the Company having a consolidated tangible net worth of at least $110,000,000, and (iv) the Company’s consent to Stanford’s assignment of 20% of the Warrants to Mr. Goldfield.  If the Company accepted the Stanford Proposal but subsequently determined not to proceed with the contemplated transactions, the Company would pay to Stanford a fee equal to $1,250,000.

Mr. Goldfield supported and agreed to the Stanford Proposal because he believes that the Stanford Proposal was fair to, and in the best interests of, the Company and its stockholders and represented an opportunity for the Company to receive necessary additional working capital.  Based on that belief and in an effort to entice interest in an investment in the Company, Mr. Goldfield advised Stanford that he would personally guarantee the Debentures and pledge the Goldfield Properties as collateral because he believes that without additional working capital and a change in the Board and the Company’s management, the Company is very unlikely to be able to continue its operations.   However, rather than seriously consider the Stanford Proposal and enter into meaningful negotiations with Stanford, the Board has refused to meet with representatives of Stanford or to allow Stanford to commence its due diligence examination of the Company.  Because the Company failed to respond to the Stanford Proposal by May 19, 2005, the Stanford Proposal has now expired.  Stanford had indicated to Mr. Goldfield, however, that it would reinstitute the Stanford Proposal if the Company indicated an interest in pursuing the transactions contemplated by the Stanford Proposal.

Mr. Goldfield believes that the Company’s recent decline in operating results is a direct result of continued mismanagement by the Board and the Company’s management.   In the last eighteen months, both the Company’s results of operations and the trading price of the Common Stock have steadily declined.  The Company’s recent press releases reflect a deterioration in its performance in virtually all of its operating regions, a significant increase in the Company’s debt and a corresponding negative impact on the Company’s liquidity.  As further evidence of mismanagement, the Company has been unable to generate accurate financial information, leading to its failure to file its Form 10-K for the year ended November 30, 2004 and its Form 10-Q for the first quarter of its 2005 fiscal year, which, in turn, has resulted in NASDAQ threatening to delist the Company.

Mr. Goldfield believes that the Board’s apparent failure to seriously and timely consider the Stanford Proposal represents yet another example of mismanagement by the Board and the Company’s management and their determination to place their personal interests ahead of those of the stockholders.  Mr. Goldfield believes that only if new directors are elected and management is replaced will the Company be able to obtain the additional capital necessary for the Company to survive in its current form. If, at the expense of the Company and its stockholders, the Board fails to act in connection with the Stanford Proposal, Mr. Goldfield intends to consider all legal rights and remedies, including litigation, to enable him to aggressively protect the interests of all stockholders and to hold the Board and the Company’s management accountable for their actions.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

(a)   Mr. Goldfield beneficially owns an aggregate of 2,780,214 shares of Common Stock, which constitutes approximately 13.6% of the issued and outstanding Common Stock and reflects a three-for-two stock split effected in June 1997, a two-for-one stock split effected in June 1998 and a one-for-five reverse stock split effected in February 2002.  Mr. Goldfield beneficially owns 60,000 of such shares through his ownership of employee stock options issued under the CellStar Corporation 1993 Amended and Restated Long-Term Incentive Plan.

(b)   Mr. Goldfield possesses sole voting and dispositive power with respect to 2,720,214 shares of Common Stock.  Mr. Goldfield does not share voting or dispositive power with respect to any shares of Common Stock.

(c)   In market sales on March 27, 2003, March 28, 2003, April 2, 2003, April 9, 2003, April 11, 2003, April 14, 2003, April 15, 2003, April 16, 2003, April 17, 2003, April 22, 2003, April 23, 2003, and April 30, 2003, GoldStar Equity, L.P., a limited partnership wholly owned by Mr. Goldfield or his affiliates (“GoldStar Equity”), sold 30,600, 20,000, 5,000, 10,000, 5,560, 6,000, 3,000, 2,000, 200, 16,830, 4,100, and 7,500 shares of Common Stock, respectively, at prices per share of $6.8591, $7.087, $7.2037, $7.2681, $7.5663, $7.6833, $6.99, $7.015, $7.01, $7.0402, $7.0283, and $6.1612, respectively.

On October 16, 2003, in market sales, GoldStar Equity sold an aggregate of 200,000 shares of Common Stock at prices per share ranging from $10.40 to $13.51.

On January 12, 2004, in market sales, Gold C-Star, L.P., a limited partnership wholly owned by Mr. Goldfield or his affiliates (“Gold C-Star”), sold an aggregate of 114,500 shares of Common Stock at prices per share ranging from $14.50 to $14.29.  On January 13, 2004, in market sales, Gold C-Star sold an aggregate of 50,000 shares of Common Stock at prices per share ranging from $13.50 to $13.76.  On January 15, 2004, in market sales, Gold C-Star sold an aggregate of 39,900 shares of Common Stock at prices per share ranging from $13.50 to $13.58.  On January 16, 2004, in market sales, Gold C-Star sold an aggregate of 3,500 shares of Common Stock at prices per share ranging from $13.50 to $13.57.  On January 20, 2004, in market sales, Gold C-Star sold an aggregate of 138,930 shares of Common Stock at prices per share ranging from $13.65 to $14.15.  On January 21, 2004, in market sales, Gold C-Star sold an aggregate of 12,090 shares of Common Stock at a price per share of $14.10.

On September 16, 2004, in market sales, Gold C-Star sold an aggregate of 53,800 shares of Common Stock at prices per share ranging from $5.50 to $5.90.  On September 20, 2004, in market sales, Gold C-Star sold an aggregate of 16,900 shares of Common Stock at prices per share ranging from $5.25 to $5.50.  On September 24, 2004, in market sales, Gold C-Star sold an aggregate of 27,951 shares of Common Stock at prices per share ranging from $5 to $5.25.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended in its entirety to read as follows:

A.S. Horng previously granted a revocable proxy (the “Horng Proxy”) to Mr. Goldfield with respect to the 474,000 shares of Common Stock owned of record by Mr. Horng. The shares covered by the Horng Proxy include the results of a three-for-two stock split effected in June 1997, a two-for-one stock split effected in June 1998 and a one-for-five reverse stock split effected in February 2002.  The Horng Proxy authorized Mr. Goldfield to represent Mr. Horng and to vote his 474,000 shares of Common Stock at any and all meetings of stockholders of the Company and in any consent of stockholders in writing. The Horng Proxy was revoked by Mr. Horng effective February 16, 2005, and is no longer in effect.

Mr. Goldfield has placed his shares of Common Stock with a brokerage firm in connection with securing a margin and a cash account.  Such accounts contain standard default provisions.

Item 7.	Material to Be Filed as Exhibits
7.1	Letter, dated May 16, 2005, executed by Stanford Financial Group Company.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 25, 2005	/s/ Alan H. Goldfield
Alan H. Goldfield